UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING

(Drafted in summary form, according to paragraph 1 of article 130 of Law No. 6,404/76)

1. Date, time and place: On August 10, 2012, at 11:00 a.m., at the headquarters of Oi S.A. (the “Company”), located at Rua General Polidoro, No. 99, 5th floor, Botafogo, in the City and State of Rio de Janeiro.

2. Agenda: (i) decide on the proposed Declaration of Interim Dividends, in the amount of R$507,715,614.95, from the Company’s income reserve account, as shown in the Company’s 2011 Financial Statements; (ii) analyze, discuss and decide on the proposed creation of redeemable preferred shares issued by the Company for purposes of the distribution to be decided as per item (iii) of the Agenda, as follows: (a) one class of redeemable preferred shares, with voting rights and priority in capital distributions, without premium and (b) one class of redeemable preferred shares, without voting rights, but with priority in receiving the minimum, non-cumulative dividend of 3% of Shareholders’ Equity per share; (iii) decide on the proposed distribution of redeemable shares issued by the Company to the shareholders of the Company, from the Company’s capital reserve account and resulting amendment of article 5 of the Bylaws of the Company; and (iv) decide on the immediate redemption of shares created as a result of the distribution described in item (iii) above, in the total amount of R$492,284,385.05, from the Company’s capital reserve (net assets special reserve on merger) account.

3. Call Notice: Call notices were published in the newspapers “Diário Oficial do Estado do Rio de Janeiro”, Part V, in the editions of July 26, 2012, on page 7; July 27, 2012, on page 11; and July 30, 2012, on page 13; and “Valor Econômico” National Edition, in the editions of July 26, 2012, on page A10; July 27, 28 and 29, 2012, (Friday and weekend editions), on page A6; and on July 30, 2012, on page C3, as required by article 133 of Law No. 6,404/76.

3.1. All of the documents required by Law No. 6,404/76 and Instruction No. 481/09 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliarios) (“CVM”), relating to the topics to be deliberated in this Extraordinary General Shareholders’ Meeting were made available to the Company’s shareholders, through the IPE System of the CVM, due to the publication of the Call Notice, on July 26, 2012.

4. Attendance: Shareholders representing 69.56% of the Company’s voting capital and, at least, 23.80% of its preferred shares without voting rights, were present, according to the registries and signatures found in the Shareholders’ Attendance Registry. Also in attendance were Tarso Rebello Dias, Officer of the Company and Ricardo Berretta Pavie, representing the Company’s Fiscal Council.

This page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi

S.A., held on August 10, 2012, at 11:00 a.m.

5. Chair: The legal quorum having been verified, and in accordance with the provisions of article 17 of the Company’s Bylaws, the Meeting was called to order by Tarso Rebello Dias. Rafael Padilha Calabria served as president of the Meeting and Daniella Geszikter Ventura as secretary.

6. Opinion of the Fiscal Council: During a meeting held on July 24, 2012, the Company’s Fiscal Council opined favorably on the distribution of dividends and the distribution and immediate redemption of shares. The minutes of such meeting are available on the IPE System of the CVM (www.cvm.gov.br).

7. Resolutions: As proposed by the President of the Meeting, the shareholders in attendance unanimously decided to draft these minutes of the Extraordinary Shareholders’ Meeting in summary form, omitting the shareholders’ signatures, pursuant to the provisions of article 130 of Law No. 6,404/76. The reading of the matters included in the Agenda and related documents was also unanimously waived, in accordance with article 130 of Law No. 6,404/76. The abstention of The Bank of New York ADR Department with relation to all matters having been recorded, the shareholders also resolved:

7.1. unanimously, to approve the proposed Declaration of Interim Dividends, in the total amount of R$507,715,614.95, equivalent to R$0.309577473963 per share, from the Company’s income reserve account, as shown in the Company’s 2011 Financial Statements. Payment to shareholders will be made beginning on August 27, 2012, at a date to be disclosed in a future Notice to Shareholders (Aviso aos Acionistas). The record date for determining which shareholders will have the right to receive the dividends hereby approved will be August 17, 2012, and the Company’s shares will begin to be traded ex-dividends beginning on August 20, 2012.

7.2. by a majority of votes, to approve, after analysis and discussion, the proposal of the Company’s Board of Directors to create 514,757,934 class B preferred shares and 1,125,269,709 class C preferred shares to be issued by the Company, for purposes of the distribution to be decided as per item (iii) of the Agenda. Each class of shares will be redeemable based on the criteria to be determined by the shareholders of the Company. In addition to the rights provided in the Bylaws of the Company for all classes of preferred shares, the Class B preferred shares shall entitle their holders to voting rights and priority in capital reimbursement, without premium, and class C preferred shares shall entitle their holders priority to the receipt of annual non-cumulative dividends of 3% of equity per share, issued by the Company, and confer no voting rights.

7.3. unanimously, to approve the proposed distribution of class B and class C redeemable preferred shares issued by the Company – issued as a result of the approval of item 7.2 above – to holders of the Company’s common and preferred shares, respectively, at a ratio of one new share for every existing share, from the Company’s capital reserve account.

This page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi

S.A., held on August 10, 2012, at 11:00 a.m.

7.4. unanimously, to approve the immediate redemption of the shares created as a result of resolutions 7.2 and 7.3 hereof, in the amount of 0.300168346034 per class B or class C preferred share distributed, to be paid from the Company’s capital reserve (net assets special reserve on merger) account, without adjustment, beginning on August 27, 2012, on a date to be disclosed in a future Notice to Shareholders. The record date for determining which shareholders whose shares trade on the São Paulo Stock Exchange (BM&FBOVESPA) and the New York Stock Exchange will have the right to receive the distribution hereby approved will be August 17, 2012, and the Company’s shares will begin to be traded ex-distribution beginning on August 20, 2012.

7.5. unanimously, to approve, as a result of the distribution of shares, an increase in the capital stock of the Company in the amount of R$49,284,385.05, to R$7,308,752,232.06. As a result of the immediate redemption of the class B and class C preferred shares created as a result of the distributions approved in items 7.1 and 7.2 above. An amendment to the Company’s Bylaws in connection with the creation of such shares is not necessary, since the total number of shares comprising the Company’s capital stock will remain at 599,008,629 common shares and 1,198,077,775 preferred shares, all nominative and without par value. As a result of the capital increase hereby approved, an amendment to article 5 of the Company’s Bylaws is approved as follows:

“Article 5—The subscribed capital stock, totally paid, is of R$7,308,752,232.06 (seven billion, three hundred eight million, seven hundred fifty-two thousand, two hundred thirty-two reais and six centavos), represented by 1,797,086,404 (one billion, seven hundred ninety-seven million, eighty-six thousand, four hundred and four) shares, of which 599,008,629 (five hundred ninety-nine million, eight thousand, six-hundred twenty-nine) are common shares and 1,198,077,775 (one billion, one hundred ninety-eight million, seventy-seven thousand, seven hundred seventy-five) are preferred shares, all nominative shares, with no par value.”

8. Closing: Having nothing further to discuss, the meeting was suspended for the drafting of these minutes. The minutes were then read and approved by the shareholders who constituted the necessary quorum to approve the resolutions hereby made. /s/ Rafael Padilha Calábria – President of the Meeting; Daniella Geszikter Ventura – Secretary of the Meeting; Tarso Rebello Dias – Officer; Ricardo Berretta Pavie, representative of the Fiscal Council; Shareholders: TELEMAR PARTICIPAÇÕES S.A. and VALVERDE PARTICIPAÇÕES S.A. (represented by Ana Carolina dos Remedios Monteiro da Motta); FUNDAÇÃO PETROBRAS DE SEGURIDADE SOCIAL – PETROS (represented by Rosimeri Carecho Cavalcante); FUNDAÇÃO DOS ECONOMIARIOS FEDERAIS – FUNCEF (represented by Lucimara Morais Lima); BNDES PARTICIPACOES S/A – BNDESPAR (represented by Igor Pinheiro Moreira); BRATEL BRASIL S.A. (represented by Anna Laura Baraf Svartman); CAIXA DE PREVIDÊNCIA DOS

This page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi

S.A., held on August 10, 2012, at 11:00 a.m.

FUNCIONÁRIOS DO BANCO DO BRASIL (represented by Felipe de Abreu Cáceres); THE BANK OF NEW YORK ADR DEPARTMENT (represented by Ralph Figueiredo de Azevedo); HOUR-GLASS INTERNATIONAL SHRS SCTR TRUST; BEST INVESTMENT CORPORATION; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; AGF INVESTMENT INC; ALAMEDA COUNTY EMPLOYEES RETIREMENT ASSOCIATION; ALASKA PERMANENT FUND; AT&T SAVINGS GROUP INVESTMENT TRUST; AT&T UNION WELFARE BENEFIT TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST; BELLSOUTH CORPORATION RFA VEBA TRUST FOR NON-REPRESENTABLE EMPLOYEES; BEST INVESTMENT CORPORATION; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A.; BP PENSION FUND; BT PENSION SCHEME; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CANADA PENSION PLAN INVESTMENT BOARD; CAPITAL INTERNATIONAL—INTERNATIONAL EQUITY; CF DV EMERGING MARKETS STOCK INDEX FUND; CITY OF NEW YORK GROUP TRUST ; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH SUPERANNUATION CORPORATION; COMPASS AGE LLC; COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY; EATON VANCE INTERNATIONAL (IR) FUNDS PLC EATON VANCE INTERNATION (IRL) P EMERGIND MARKETS CORE FUND; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX PLUS FUND; EMERGING MARKETS EQUITY TRUST 1; EMERGING MARKETS EQUITY TRUST 4; EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND ; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P.; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMPLOYEES RET SYSTEM OF THE STATE O FHAWAII; EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS; FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND; FIDELITY INVESTMENT TRUST: FIDELITY EMERGING MARKETS DISCOVERY FUND; FIDELITY INVESTIMENT TRUST: FIDELITY TOTAL INTERNATIONAL EQUITY FUND; FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIRST TRUST EMERGING MARKETS ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST; FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST; FUTURE FUND BOARD OF GUARDIANS ; GENERAL BOARD OF PENSION AND HEALTH BENEFITS OF THE UNITED METHODIST CHURCH INC IN MISSOURI ; GMAM GROUP PENSION TRUST III ; GMAM INVESTMENT FUNDS TRUST (236949-7); HAND COMPOSITE EMPLOYEE BENEFIT TRUST; HP INVEST COMMON CONTRACTUAL FUND; HSBC BRIC EQUITY FUND; IBM 401(K) PLUS PLAN; IBM DIVERSIFIED GLOBAL EQUITY FUND ; ILLINOIS STATE BOARD OF INVESTMENT; ING WISDOMTREE GLOBAL HIGH-YIELDING EQUITY INDEX PORTFOLIO; INTERNATIONAL BK FOR REC AND DEV, ATFSRPAT/RET STAFF BENEFICIAL PLAN AND TRUST; ISHARES II PUBLIC LIMITED COMPANY; ISHARES III PUBLIC LIMITED COMPANY; ISHARES MSCI ACWI EX US INDEX FUND; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; ISHARES PUBLIC LIMITED COMPANY; JOHN DEERE PENSION TRUST; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK FUNDS II STRTEGIC EQUITY ALLOCATION FUND; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL

This page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi

S.A., held on August 10, 2012, at 11:00 a.m.

EQUITY INDEX INDEX TRUST A; JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY INDEX INDEX TRUST B; JOHNSON & JOHNSON PENSION AND SAVINGS PLANS MASTER TRUST; KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM; MELLON BANK N.A. EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NEW YORK STATE TEACHER’S RETIREMENT SYSTEM; NEW ZEALAND SUPERANNUATION FUND; NORTHERN TRUST INVESTMENT FUND PLC; NORTHERN TRUST NON-UCITS COMMON CONTRATUAL FUND; PANAGORA GROUP TRUST; PARKER HANNIFIN COLLECTIVE INVESTMENT TRUST; PICTET—EMERGING MARKETS INDEX; PICTET FUNDS S.A RE: PI(CH)—EMERGING MARKETS TRACKER; PICTET GLOBAL SELECTION FUND—GLOBAL HIGH YIELD EMERGING EQUITIES FUND; PPL SERVICES CORPORATION MASTER TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; PYRAMIS GLOBAL EX US INDEX FUND LO; PZENA EMERGING MARKETS COUNTRIES VALUE SERVICE, A SERIES OF PZENA INVESTMENT MANAGEMENT INTERN LLC; ROCHE US DB PLANS MASTER TRUST; SAN DIEGO GAS & ELECTRIC CO NUC FAC DEC TR QUAL; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND ; SHELL PENSION TRUST; STHRN CA ED CO NC FAC QUAL CPUC DECOM M T FOR SAN ON AND PALO VD NUC GEN ST; SPDR S&P EMERGING LATIN AMERICA ETF; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; ST. JAMES’S PLACE GLOBAL EQUITY UNIT TRUST; STATE OF ALASKA RETIREMENT AND BENEFIT PLANS; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF INDIANA PUBLIC EMPLOYEES RETIREMENT FUND ; STATE OF OREGON; STST BK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS; STATE STREET EMERGING MARKETS ; STICHTING BLUE SKY ACTIVE EQUITY EMERGING MARKETS GLOBAL FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; THE BANK OF KOREA; THE GLENMEDE FUND, INC. PHILADELPHIA INTERN EMERGING MARKETS FUND; THE HOSPITAL AUTHORITY PROVIDENT FUND SCHEME; THE MT TR BK OF JAPAN, LTD. AS T F N T ALL C W EQ INV IDX FD (TAX EX Q INS INV ON); THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF MTBC400035139; THE MONETARY AUTHORITY OF SINGAPORE; THE NOMURA TRUST AND BKG CO., LTD. RE: INT. EMERGING STOCK INDEX MSCI; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO ; TIAA-CREF FUNDS—TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND; TREASURER OF THE STATE OF NORTH CL. EQUITY INVESTMENT FUND POOLED TRUST; UNIVERSITY OF PITTSBURG ; UPS GROUP TRUST; VANGUARD EMERGING MARKETS STOCKS INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VGD INT EQUITY ID FDS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SS OF VGD INT EQUITY INDEX FDS; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; WEELS COMMON INVESTMENT FUND; WORCESTERSHIRE COUNTY COUNCIL PENSION FUND; CAPITAL EMERGING MARKETS TOTAL OPPORTUNITIES FUND; CAPITAL GUARDIAN ALL COUNTRY WORLD EQUITY FUND FOR TAX-EXEMPT TRUSTS; CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND; CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS; CAPITAL GUARDIAN EMERGING MARKETS EQUITY MASTER FUND; CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUIFD FOR TAX EXEMPT TRUSTS; CAPITAL GUARDIAN EMERGING MKS TOTAL OPPORTUNITIES FD FOR TAX-EXEMPT

This page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi

S.A., held on August 10, 2012, at 11:00 a.m.

TRUSTS; CAPITAL GUARDIAN EMERGING MARKETS TOTAL OPPORTUNITIES MASTER FUND; CAPITAL GUARDIAN EMPLOYEE BENEFIT INVESTMENT TRUST; CAPITAL GUARDIAN INTERNATIONAL ALL COUNTRIES EQUITY FUND FOR TAX EXEMPT TRUSTS ; CAPITAL GUARDIAN INTERNATIONAL ALL COUNTRIES EQUITY MASTER FUND; CAPITAL INTERNATIONAL EMERGING ECONOMIES; CAPITAL INTERNATIONAL EMERGING MARKETS FUND; CAPITAL INTERNATIONAL FUND; CAPITAL INTERNATIONAL FUND JAPAN; CAPITAL INTERNATIONAL PORTFOLIOS ; CIKK FUND—CAPITAL INTERNATIONAL ALL COUNTRIES FUND; EMERGING MARKETS GROWTH FUND INC; FIDELITY INVESTIMENT MONEY MANAGEMENT, INC; JNL/MELLON CAPITAL MANAGEMENT EMERGING MARKETS INDEX FUND; NORGES BANK; PIM INVESTMENTS, INC.; SBC MASTER PENSION TRUST; SOUTHERN COMPANY SYSTEM MASTER RETIREMENT ; STATE OF WIOMING ; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGRD STAR FDS (represented by Anderson Carlos Koch)

I certify that this is an accurate copy of the original minutes found in the Company’s own books.

Rio de Janeiro, August 10, 2012.

Rafael Padilha Calábria

President of the Meeting

Daniella Geszikter Ventura

Secretary of the Meeting

This page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Oi

S.A., held on August 10, 2012, at 11:00 a.m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2012

OI S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Investor Relations Officer